UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Enrollment of debt related to Petros Plan renegotiation in the Special Program for Tax Regularization

Rio de Janeiro, July 26, 2017 – Petróleo Brasileiro S.A. – Petrobras, pursuant to the material fact of June 30, 2017, reports that its Board of Directors approved today the inclusion in the Special Program for Tax Regularization
(Programa Especial de Regularização Tributária – “PERT”),, established by
Provisional Measure no. 783 of May 31, 2017, of debt in connection to the lawsuit on the deductibility of expenses related to the renegotiation of the
Petros Plan pension fund from the calculation basis of Income Tax for Legal
Entities (IRPJ) and Social Contribution on Net Profits (CSLL).

The company will make a payment of R$ 4.3 billion, of which R$ 1.3 billion in cash, while the remaining balance, amounting to approximately R$ 3 billion as of
July 2017, will be paid in 145 monthly, successive installments due from January
2018. The value in installment payments considers 80% reductions in default interest, 40% in exofficio fine, and 25% in legal costs. All values will be updated at the SELIC rate, and enrollment in PERT represents 34% savings in debt value in nominal terms.

The net negative impact on the result of the 2nd quarter 2017 will be approximately R$ 6.0 billion, considering enrollment after tax (R$ 3.7 billion)
and the revision of the procedure adopted by Petrobras for the fiscal years from
2012 to 2017, which does not generate effect on cash, but only on the balance of tax loss (R$ 2.3 billion).

It should be clarified that a portion pertaining to this lawsuit was favorably ruled on first legal instance, to an approximate amount of R$ 500 million, and therefore was not included on PERT as the company will continue to pursue the defense of its interests.

The information pertaining to this lawsuit is incorporated in the financial statements for the first quarter of 2017, under explanatory note 28 (Provisions for legal proceedings – item 28.3 – Contingent liabilities).

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 26, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer